UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

CSS Industries, Inc.

(Name of Subject Company)

CSS Industries, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

125906107

(CUSIP Number of Class of Securities)

William G. Kiesling, Esq.

Senior Vice President — Legal and Licensing and General Counsel

CSS Industries, Inc.

450 Plymouth Road, Suite 300

Plymouth Meeting, PA

(610) 729-3959

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With a copy to:

Justin W. Chairman

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103-2921

(215) 963-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2020 and subsequently amended by Amendment No. 1 filed with the SEC on February 4, 2020 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by CSS Industries, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to a tender offer by TOM MERGER SUB INC., a Delaware corporation and direct, wholly owned subsidiary of IG Design Group Americas, Inc., a Georgia corporation and wholly owned subsidiary of IG Design Group Plc, a public limited company incorporated and registered in England and Wales, to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share, of the Company for a purchase price of $9.40 per share, net to the seller in cash, without interest and subject to any applicable tax deduction or withholding, upon the terms and subject to the conditions set forth in the the Offer to Purchase, dated January 31, 2020 (as may be amended or supplemented from time to time), and in the related Letter of Transmittal (as may be amended or supplemented from time to time), which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by restating the section entitled “Additional Information — Golden Parachute Compensation” as follows:

“The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the “golden parachute compensation” that may be or become payable to each of the Company’s “named executive officers” for whom disclosure was required in the Company’s definitive proxy statement filed with the SEC on July 25, 2019 as well as for two additional executive officers, Cara L. Farley and John S. White, in each case that is based on or otherwise relates to the Contemplated Transactions. The table below does not include information with respect to Carey Edwards or Keith Pfeil, each of whom was included as a “named executive officer” in the Company’s most recent definitive proxy statement but whose employment with the Company terminated effective April 12, 2019 and August 2, 2019, respectively.

The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions that the Merger Effective Time occurred on January 31, 2020, and that each named executive officer experienced a qualifying termination on such date immediately following the Merger. The amounts shown in the table below are based on the Offer Price. The actual amounts, if any, to be received by an executive officer of the Company may differ from the amounts set forth below.

Under the Company’s COC Plan, certain executives, including both of our named executive officers and Ms. Farley and Mr. White, are eligible to receive severance payments if: (a) a “change of control” occurs, and (b) during the two-year period beginning on the date of such change of control, a covered executive’s employment is terminated for any reason other than for “cause” (as defined in the COC Plan) or a covered executive terminates his or her employment for “good reason” (as defined in the COC Plan). The Merger will constitute a “change of control” for purposes of the COC Plan. An executive whose termination meets the conditions described above may receive benefits under the COC Plan only if the executive signs and delivers a release of claims that includes non-competition and non-solicitation covenants.

	Cash ($) (1)	Equity ($) (2)	Perquisites/benefits ($) (3)	Tax reimbursement ($) (4)	Total ($)
C.J. Munyan	2,024,986	961,160	33,228	10,783	3,030,157
W.G. Kiesling	810,100	297,510	17,460	4,578	1,129,648
C.L. Farley	896,094	579,773	11,070	4,746	1,491,683
J.S. White	789,917	498,435	33,228	11,401	1,332,981

(1)                                 An executive qualifying for severance payments under the COC Plan whose employment is terminated during the two-year period beginning on the date of such change of control for any reason other than for “cause” (as defined in the COC Plan) or a covered executive who terminates his or her employment for “good reason” (as defined in the COC Plan) will receive (a) a payment equal to his or her “adjusted compensation” multiplied by 1.5 (two in the case of our CEO, Mr. Munyan), equal to $1,465,941 in the case of Mr. Munyan, $616,949 in the case of Mr. Kiesling, $656,927 in the case of Ms. Farley and $585,750 in the case of Mr. White and (b) a payment equal to his or her target bonus opportunity for the fiscal year in which his or her employment terminates, pro-rated to reflect his or her period of service during that fiscal year, equal to $559,045 in the case of Mr. Munyan, $193,152 in the case of Mr. Kiesling, $239,167 in the case of Ms. Farley and $204,167 in the case of Mr. White. Under the COC Plan, an executive’s “adjusted compensation” is equal to his or her (i) annual base salary at termination, plus (ii) average annual bonus during the three fiscal years prior to the fiscal year in which his or her employment terminates. These cash payments are double-trigger amounts and will be paid in a cash lump sum payment by the Company within 60 days after an executive’s employment terminates, unless delay is required to avoid adverse consequences under Section 409A of the Code.

(2)                                 Outstanding Company RSUs and Company PSUs held by our named executive officers will be settled in cash in connection with the Merger, unless otherwise required to comply with Section 409A of the Code, as further described under “Interests of the Company’s Directors and Executive Officers in the Contemplated Transactions” above, and incorporated by reference in this Item 8. These payments with respect to outstanding equity awards pursuant to the Merger Agreement are single-trigger amounts.

(3)                                 An executive qualifying for severance payments under the COC Plan whose employment is terminated during the two-year period beginning on the date of such change of control for any reason other than for “cause” or a covered executive terminates his or her employment for “good reason” will receive reimbursement for up to 18 months of medical insurance premiums (less normal employee premium contributions) paid by the executive for post-employment participation in company-sponsored medical insurance programs. These reimbursement payments are double-trigger amounts and will be paid on a monthly basis.

(4)                                 An executive qualifying for severance payments under the COC Plan whose employment is terminated during the two-year period beginning on the date of such change of control for any reason other than for “cause” or a covered executive terminates his or her employment for “good reason” will receive a tax reimbursement payment equal to the income and payroll taxes the executive incurs solely with respect to such medical insurance premium reimbursements. These tax reimbursement payments are double-trigger amounts and will be paid on a monthly basis.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the section entitled “Additional Information — Legal Proceedings” as follows:

“On February 3, 2020, a suit was filed in the United States District Court for the District of Delaware by a purported stockholder of the Company in connection with the pending Offer and the Merger. The action captioned Shiva Stein vs. CSS Industries, Inc. et. al. (1:20-cv-00171-RGA) (the “Stein Complaint”), alleges that the Company and the directors of the Company violated Sections 14(e), 14(d), and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by filing a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC that contains allegedly misleading statements and omissions concerning financial projections for the Company and the valuation analyses performed by the Company’s financial advisor in support of its fairness opinion. The

Stein Complaint seeks various remedies, including enjoining the Merger from being consummated, or in the event the Merger is consummated, rescission or rescissory damages, and costs and fees relating to the lawsuit.

On February 7, 2020, a suit was filed in the United States District Court for the Southern District of New York by a purported stockholder of the Company in connection with the pending Offer and the Merger. The action captioned Adrienne Halberstam vs. CSS Industries, Inc. et. al. (1:20-cv-01075) (the “Halberstam Complaint”), alleges that the Company and the directors of the Company violated Sections 14(e), 14(d), and 20(a) of the Exchange Act by filing a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC that contains allegedly misleading statements and omissions concerning financial projections for the Company, the valuation analyses performed by the Company’s financial advisor in support of its fairness opinion and certain background information relating to the Contemplated Transactions.  The Halberstam Complaint seeks various remedies, including enjoining the Merger from being consummated, or in the event the Merger is consummated, rescission or rescissory damages, and costs and fees relating to the lawsuit.

On February 10, 2020, a putative class action complaint was filed in the United States District Court for the District of Delaware by a purported stockholder of the Company in connection with the pending Offer and the Merger. The action captioned Joseph Post vs. CSS Industries, Inc. et. al. (1:20-cv-00192-UNA) (the “Post Complaint”), alleges that the Company, Merger Sub, Parent, Design Group and the directors of the Company violated Sections 14(e), 14(d), and 20(a) of the Exchange Act by filing a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC that contains allegedly misleading statements and omissions concerning financial projections for the Company, the valuation analyses performed by the Company’s financial advisor in support of its fairness opinion and certain background information relating to the Contemplated Transactions. The Post Complaint seeks various remedies, including enjoining the Merger from being consummated, or in the event the Merger is consummated, rescission or rescissory damages, and costs and fees relating to the lawsuit.  The Post Complaint further seeks judgments (i) directing the defendants to file a Schedule 14D-9 Solicitation/Recommendation Statement that does not contain any untrue statements of material fact and states all material facts required in it or necessary to make the statements within it not misleading and (ii) declaring that the defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder.

While it is not possible to predict the outcome of litigation matters with certainty, the Company believes that the claims raised in the Stein Complaint, the Halberstam Complaint and the Post Complaint are without merit. The foregoing descriptions are qualified in their entirety by reference to the respective complaint, each of which is filed as an exhibit to this Schedule 14D-9 and incorporated herein by reference.  Additional legal proceedings arising out of or relating to the Offer, the Merger or the other Contemplated Transactions may be filed in the future.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 31, 2020 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on January 31, 2020 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

Exhibit No.	Description

(a)(5)(A)	Opinion of Guggenheim Securities, LLC, dated January 17, 2020 (included as Annex A to this Schedule 14D-9).

(a)(5)(B)

Press Release issued by CSS Industries, Inc., dated January 20, 2020 (incorporated by reference to Exhibit 99.1 to CSS Industries, Inc.’s Current Report on Form 8-K filed with the SEC on January 21, 2020).

(a)(5)(C)

Transcript of Video Presentation to CSS Industries, Inc. Employees, made on January 20, 2020 (incorporated by reference to Exhibit 99.1 to CSS Industries, Inc.’s Schedule 14D-9-C filed with the SEC on January 21, 2020).

(a)(5)(D)

Slides used during Video Presentation to the Company’s Employees, made on January 20, 2020 (incorporated by reference to Exhibit 99.2 to CSS Industries, Inc.’s Schedule 14D-9-C filed with the SEC on January 21, 2020).

(a)(5)(E)	Company Employee FAQ, dated January 20, 2020 (incorporated by reference to Exhibit 99.3 to CSS Industries, Inc.’s Schedule 14D-9-C filed with the SEC on January 21, 2020).

(a)(5)(F)

Form of Letter sent to the Company’s Customers and Licensors on January 20, 2020 (incorporated by reference to Exhibit 99.4 to CSS Industries, Inc.’s Schedule 14D-9-C filed with the SEC on January 21, 2020).

(a)(5)(G)	Form of Letter sent to the Company’s Vendors on January 20, 2020 (incorporated by reference to Exhibit 99.5 to CSS Industries, Inc.’s Schedule 14D-9-C filed with the SEC on January 21, 2020).

(a)(5)(H)	Company Customer, Vendor and Licensor FAQ, dated January 20, 2020 (incorporated by reference to Exhibit 99.6 to CSS Industries, Inc.’s Schedule 14D-9-C filed with the SEC on January 21, 2020).

(a)(5)(I)	Email sent to the Company’s Employees on January 23, 2020 (incorporated by reference to Exhibit 99.1 to CSS Industries, Inc.’s Schedule 14D-9-C filed with the SEC on January 23, 2020).

(a)(5)(J)	Text of Complaint, dated February 3, 2020 (Shiva Stein vs. CSS Industries, Inc. et. al.).

(a)(5)(K)*	Text of Complaint, dated February 7, 2020 (Adrienne Halberstam vs. CSS Industries, Inc. et. al.).

(a)(5)(L)*	Text of Complaint, dated February 10, 2020 (Joseph Post vs. CSS Industries, Inc. et. al.).

(b)(1)+	Placing Agreement, dated as of January 20, 2020, by and between IG Design Group Plc and Canaccord Genuity Limited (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(e)(1)

Agreement and Plan of Merger, dated as of January 20, 2020, by and among CSS Industries, Inc., IG Design Group Americas, Inc., TOM MERGER SUB INC. and IG Design Group Plc (incorporated by reference to Exhibit 2.1 to CSS Industries, Inc.’s Current Report on Form 8-K filed with the SEC on January 21, 2020).

(e)(2)	Confidentiality Agreement, dated December 7, 2018, between IG Design Group Plc and CSS Industries, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Amendment No. 1 to Confidentiality Agreement, dated October 31, 2019, between IG Design Group Plc and CSS Industries, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)

Rights Agreement, dated as of November 11, 2019, between CSS Industries, Inc. and American Stock Transfer & Trust, LLC, as rights agent (including the form of Certificate of Designation of Series D Junior Participating Class 2 Preferred Stock, as Exhibit A thereto, the form of Rights Certificate, as Exhibit B thereto, and the form of Summary of Rights to Purchase Preferred Stock, as Exhibit C thereto) (incorporated by reference to Exhibit 4.1 to CSS Industries, Inc.’s Current Report on Form 8-K filed with the SEC on November 12, 2019).

Exhibit No.	Description

(e)(5)

Amendment No. 1 to the Rights Agreement, dated as of January 20, 2020, between CSS Industries, Inc. and American Stock Transfer & Trust, LLC, as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 20, 2020).

(e)(6)

Employment Agreement dated as of May 12, 2006 between CSS Industries, Inc. and Christopher J. Munyan (incorporated by reference to Exhibit 10.2 to CSS Industries, Inc.’s Quarterly Report on Form 10-Q dated August 9, 2006).

(e)(7)

Amendment to Employment Agreement dated as of September 5, 2008 between CSS Industries, Inc. and Christopher J. Munyan (incorporated by reference to Exhibit 10.6 to CSS Industries, Inc.’s Quarterly Report on Form 10-Q dated October 30, 2008).

(e)(8)

Amendment dated December 26, 2008 to Employment Agreement between CSS Industries, Inc. and Christopher J. Munyan (incorporated by reference to Exhibit 10.3 to CSS Industries, Inc.’s Quarterly Report on Form 10-Q dated February 5, 2009).

(e)(9)

Amendment dated March 19, 2013 to Employment Agreement between CSS Industries, Inc. and Christopher J. Munyan (incorporated by reference to Exhibit 10.1 to CSS Industries, Inc.’s Current Report on Form 8-K filed on March 25, 2013).

(e)(10)

Nonqualified Supplemental Executive Retirement Plan Covering Officer-Employees of CSS Industries, Inc. and its Subsidiaries (Amended and Restated, Effective as of January 1, 2009) (incorporated by reference to Exhibit 10.5 to CSS Industries, Inc.’s Quarterly Report on Form 10-Q dated February 5, 2009).

(e)(11)

Amendment 2017-1 to the Nonqualified Supplemental Executive Retirement Plan Covering Officer-Employees of CSS Industries, Inc. and its Affiliates (incorporated by reference to Exhibit 99.3 to CSS Industries, Inc.’s Current Report on Form 8-K dated August 4, 2017).

(e)(12)

CSS Industries, Inc. Deferred Compensation Plan (as amended and restated effective as of August 1, 2017) (incorporated by reference to Exhibit 99.2 to CSS Industries, Inc.’s Current Report on Form 8-K dated on August 4, 2017).

(e)(13)

CSS Industries, Inc. Management Incentive Program (as amended and restated effective as of April 1, 2017) (incorporated by reference to Exhibit 99.1 to CSS Industries, Inc.’s Current Report on Form 8-K dated August 4, 2017).

(e)(14)

CSS Industries, Inc. Severance Pay Plan for Senior Management and Summary Plan Description (as amended through March 23, 2016) (incorporated by reference to Exhibit 10.23 to CSS Industries, Inc.’s Annual Report on Form 10-K for the fiscal year ended March 31, 2016).

(e)(15)

CSS Industries, Inc. 2013 Equity Compensation Plan, as amended and restated effective May 22, 2018 (incorporated by reference to Exhibit 99.2 to CSS Industries, Inc.’s Current Report on Form 8-K filed on May 29, 2018).

(e)(16)

Form of Grant Instrument for Performance-Based Restricted Stock Units issued under the 2013 Equity Compensation Plan (incorporated by reference to Exhibit 10.2 to CSS Industries, Inc.’s Current Report on Form 8-K filed on May 23, 2014).

(e)(17)

Form of Grant Instrument for Service-Based Non-Qualified Stock Options issued under the 2013 Equity Compensation Plan (incorporated by reference to Exhibit 10.1 to CSS Industries, Inc.’s Quarterly Report on Form 10-Q filed on August 1, 2017).

(e)(18)

Form of Grant Instrument for Service-Based Restricted Stock Units issued under the 2013 Equity Compensation Plan prior to May 29, 2018 (incorporated by reference to Exhibit 10.2 to CSS Industries, Inc.’s Quarterly Report on Form 10-Q filed on August 1, 2017).

Exhibit No.	Description

(e)(19)

Form of Grant Instrument for Restricted Stock Units granted to Non-Employee Directors under the Company’s 2013 Equity Compensation Plan (incorporated by reference to Exhibit 10.4 to CSS Industries, Inc.’s Quarterly Report on Form 10-Q filed on October 25, 2016).

(e)(20)

Employment Agreement dated February 16, 2017 between CSS Industries, Inc. and John S. White (incorporated by reference to Exhibit 10.1 to CSS Industries, Inc.’s Current Report on Form 8-K filed on February 23, 2017).

(e)(21)

CSS Industries, Inc. Change of Control Severance Pay Plan for Executive Management (as amended through May 22, 2018) (incorporated by reference to Exhibit 99.1 to CSS Industries, Inc.’s Current Report on Form 8-K filed on May 29, 2018).

(e)(22)

Form of Grant Instrument for service-based restricted stock units granted on and after May 29, 2018 (incorporated by reference to Exhibit 99.1 to CSS Industries, Inc.’s Current Report on Form 8-K filed on June 4, 2018).

(e)(23)

Form of Grant Instrument for performance-based restricted stock units with cumulative adjusted EBITDA performance condition granted May 29, 2018 (incorporated by reference to Exhibit 99.2 to CSS Industries, Inc.’s Current Report on Form 8-K filed on June 4, 2018).

(e)(24)

Form of Grant Instrument for performance-based restricted stock units with cumulative net sales performance condition granted May 29, 2018 (incorporated by reference to Exhibit 99.3 to CSS Industries, Inc.’s Current Report on Form 8-K filed on June 4, 2018).

(e)(25)	CSS Industries, Inc. FY 2020 Management Incentive Program Criteria (incorporated by reference to Exhibit 10.3 to CSS Industries, Inc.’s Quarterly Report on Form 10-Q filed on August 2, 2019).

(e)(26)

Employment Agreement dated March 31, 2019 between CSS Industries, Inc. and Cara Farley (incorporated by reference to Exhibit 99.1 to CSS Industries, Inc.’s Current Report on Form 8-K filed on April 1, 2019).

(e)(27)

Form of Grant Instrument for performance-based restricted stock units with adjusted EBITDA performance condition granted May 28, 2019 (incorporated by reference to Exhibit 10.4 to CSS Industries, Inc.’s Quarterly Report on Form 10-Q filed on August 2, 2019).

(e)(28)

Form of Grant Instrument for performance-based restricted stock units with net sales performance condition granted May 28, 2019 (incorporated by reference to Exhibit 10.5 to CSS Industries, Inc.’s Quarterly Report on Form 10-Q filed on August 2, 2019).

(e)(29)	Restated Certificate of Incorporation filed December 5, 1990 (incorporated by reference to Exhibit 3.1 to CSS Industries, Inc.’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006).

(e)(30)

Amendment to Restated Certificate of Incorporation filed May 8, 1992 (incorporated by reference to Exhibit 3.2 to CSS Industries, Inc.’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006).

(e)(31)

Certificate eliminating Class 2, Series A, $1.35 Preferred stock filed September 27, 1991 (incorporated by reference to Exhibit 3.3 to CSS Industries, Inc.’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006).

(e)(32)

Certificate eliminating Class 1, Series B, Convertible Preferred Stock filed January 28, 1993 (incorporated by reference to Exhibit 3.4 to CSS Industries, Inc.’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006).

(e)(33)	Amendment to Restated Certificate of Incorporation filed August 4, 2004 (incorporated by reference to Exhibit 3.1 to CSS Industries, Inc.’s Quarterly Report on Form 10-Q dated November 8, 2004).

Exhibit No.	Description

(e)(34)

Restated Certificate of Incorporation, as amended to date (as last amended August 4, 2004) (incorporated by reference to Exhibit 3.2 to CSS Industries, Inc.’s Quarterly Report on Form 10-Q dated November 8, 2004).

(e)(35)

Bylaws of CSS Industries, Inc., as amended to date (as last amended March 21, 2017) (incorporated by reference to Exhibit 3.7 to CSS Industries, Inc.’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017).

(e)(36)

Certificate of Designation of Series D Junior Participating Class 2 Preferred Stock of CSS Industries, Inc. (incorporated by reference to Exhibit 3.1 to CSS Industries, Inc.’s Current Report on Form 8-K filed with the SEC on November 11, 2019).

* Filed with this Amendment.

+ Portions of this document have been omitted pursuant to a request for confidential treatment submitted to the Securities and Exchange Commission pursuant to 17 CFR 240.24b-2.

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CSS INDUSTRIES, INC.

By:	/s/ William G. Kiesling
Name:	William G. Kiesling
Title:	Senior Vice President — Legal and Licensing and General Counsel

Date: February 11, 2020